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                                  EXHIBIT 99.7

                        CONSENT OF DELOITTE & TOUCHE LLP,
           INDEPENDENT PUBLIC ACCOUNTANTS FOR KINROSS GOLD CORPORATION


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the use of our report dated March 3, 2003, except as to note 23
(b) which is as of March 26, 2003 appearing in the Annual Report on Form 40-F of Kinross Gold Corporation for the year ended December 31, 2002.

We also consent to the incorporation by reference in the Registration Statement on Form F-10, Registration No. 333-102660, and the Registration Statements on Form S-8 (Registration Statement Nos.333-05776, 033-93926, 033-82450, 333-08936,
333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation of
our report dated March 3, 2003, except as to note 23(b) which is as of March 26, 2003.



/s/ Deloitte & Touche LLP

Chartered Accountants


Toronto, Ontario, Canada
May 16, 2003